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                              May 14, 2024

       Mike Silvestrini
       Managing Partner
       Energea Portfolio 3 Africa LLC
       52 Main Street
       Chester, CT 06412

                                                        Re: Energea Portfolio 3
Africa LLC
                                                            Amendment No. 3 to
Offering Statement on Form 1-A
                                                            Filed May 6, 2024
                                                            File No. 024-12383

       Dear Mike Silvestrini:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 17, 2024 letter.

       Amendment No. 3 to Offering Statement on Form 1-A

       Exhibits

   1. We note that you incorporate by reference your annual report on Form 1-K for the fiscal year ended December 31,
2023. However, the auditor's consent references an audit report relating to the
financial statements for the year ended December 31, 2022. Please obtain and file an updated
consent from your independent registered public accounting firm which properly
identifies the applicable financial statements.
       General

   2. Please revise Part I of your Form 1-A to be consistent with Parts II and III. For example, in Part I you state
that the aggregate offering price being offered is $75,000,000.
                                                        Additionally, please
update the balance sheet information in Part I to be as of December
                                                        31, 2023. See
instructions to Financial Statements in Part I of Form 1-A.
 Mike Silvestrini
Energea Portfolio 3 Africa LLC
May 14, 2024
Page 2

       Please contact Joanna Lam at 202-551-3476 or Shannon Buskirk at 202-551-3717 if you
have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Timothy Levenberg at 202-551-3707 with any other questions.



                                                        Sincerely,
FirstName LastNameMike Silvestrini
                                                        Division of Corporation
Finance
Comapany NameEnergea Portfolio 3 Africa LLC
                                                        Office of Energy &
Transportation
May 14, 2024 Page 2
cc:       David H. Roberts, Esq.
FirstName LastName